UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on August 6, 2026: EuroDry Ltd. Reports Results for the Quarter and Six-Month Period Ended June 30, 2026.

This Report on Form 6-K (which includes Exhibit 1), except for the four paragraphs in the section in Exhibit 1 titled “Aristides Pittas, Chairman and CEO of EuroDry commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: August 6, 2026	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Quarter and Six-Month Period Ended June 30, 2026

Athens, Greece – August 6, 2026– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three- and six-month periods ended June 30, 2026.

Second Quarter 2026 Highlights:

•

Total net revenues for the quarter of $17.7 million.

•

Net income attributable to controlling shareholders, of $6.6 million or $2.36 and $2.32 earnings per share attributable to controlling shareholders basic and diluted, respectively.

•

Adjusted net income1 attributable to controlling shareholders for the quarter of $6.9 million or $2.49 and $2.44 adjusted earnings per share attributable to controlling shareholders basic and diluted, respectively.

•

Adjusted EBITDA1 for the quarter was $11.7 million.

•

An average of 11.0 vessels were owned and operated during the second quarter of 2026 earning an average time charter equivalent rate of $20,398 per day. Refer to a subsequent section of the Press Release for the definition and method of calculation of the time charter equivalent rate.

•

To date, about $5.8 million has been used to repurchase 358,130 shares of the Company, under our share repurchase plan of up to $10 million, announced in August 2022. The Board approved the continuation of the share repurchase plan for a further year in August 2025 and 2026, respectively, and will review it again after a period of twelve months.

Financing arrangements

•

On July 28, 2026, the Company signed a term sheet with Alpha Bank S.A. in order to refinance the existing indebtedness of M/V “Ekaterini” with a loan of up to $19 million. The agreement is subject to customary documentation.

1Adjusted EBITDA, Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

First Half 2026 Highlights:

•

Total net revenues of $30.5 million.

•

Net income attributable to controlling shareholders was $6.8 million or $2.45 and $2.41 earnings per share attributable to controlling shareholders basic and diluted, respectively.

•

Adjusted net income1 attributable to controlling shareholders for the period was $7.3 million or $2.61 and $2.57 adjusted earnings per share attributable to controlling shareholders basic and diluted1, respectively.

•

Adjusted EBITDA1 of $16.6 million.

•

An average of 11.0 vessels were owned and operated during the first half of 2026 earning an average time charter equivalent rate of $17,452 per day. Refer to a subsequent section of the Press Release for the definition and method of calculation of the time charter equivalent rate.

Aristides Pittas, Chairman and CEO of EuroDry, commented: “We are pleased to report a highly profitable quarter, our strongest in four years. During the second quarter of 2026, the drybulk market strengthened significantly, with time charter rates reaching levels last seen in 2022. This positive momentum continued into July 2026 and is also reflected in Forward Freight Agreement ("FFA") rates for the remainder of 2026 and throughout 2027.”

“As we have noted on several occasions, our financial performance is closely linked to prevailing market rates. Accordingly, the strong market conditions during the second quarter were fully reflected in our revenues and earnings. If the elevated rates currently implied by the FFA market materialize, they should be reflected in our financial performance during the respective future periods.”

“The strength of the market primarily reflects increased demand for drybulk vessels, driven by higher overall drybulk trade, including stronger volumes of iron ore and bauxite, an even short-term recovery in coal trade, longer average voyage distances, and transportation inefficiencies and trade dislocations stemming from ongoing geopolitical developments and uncertainty. At the same time, the industry orderbook continued to grow, reaching 14.4% of the existing fleet. We believe this remains a manageable level, considering the aging profile of the global fleet, increasingly stringent environmental regulations that are likely to raise the operating costs of older vessels, and the fact that the delivery schedule for vessels currently on order is spread over several years.”

“We continue to monitor market developments closely and remain well positioned to capitalize on value-accretive investment opportunities to renew and expand our fleet for the long-term benefit of our shareholders.”

Tasos Aslidis, Chief Financial Officer of EuroDry, commented: “The net revenues of the second quarter of 2026 were stronger compared to the second quarter of 2025 as a result of the higher time charter equivalent rates our vessels earned during the second quarter of 2026 compared to the same period of 2025. The time charter equivalent rates for the second quarter of 2026 were higher by 95.6% on average compared to the time charter equivalent rates our vessels earned in the second quarter of 2025.”

“Daily vessel operating expenses, including management fees, but excluding dry-docking costs, averaged $6,608 per vessel per day during the second quarter of 2026 as compared to $6,785 per vessel per day for the same quarter of last year, and $6,599 per vessel per day for the first half of 2026 as compared to $6,685 per vessel per day for the same period of 2025.  General and administrative expenses averaged $836 per vessel per day during the second quarter of 2026 as compared to $754 per vessel per day for the same quarter of last year, and $863 per vessel per day for the first half of 2026 as compared to $734 per vessel per day for the same period of 2025. This increase is explained by the allocation of expenses of approximately the same levels in the respective three-month and six-month periods, to a decreased number of vessels in the three months and six months ended June 30, 2026.”

“Adjusted EBITDA during the second quarter of 2026 was $11.7 million compared to $1.9 million in the second quarter of last year.”

“As of June 30, 2026, our outstanding debt (excluding the unamortized loan fees) was $98.1 million, while unrestricted and restricted cash was $31.3 million. As of the same date, our scheduled debt repayments including balloon payments over the next 12 months amounted to about $22.0 million.”

Second Quarter 2026 Results:

For the second quarter of 2026, the Company reported total net revenues of $17.7 million representing a 57.0% increase over total net revenues of $11.3 million during the second quarter of 2025 which was the result of the higher time charter rates our vessels earned during the second quarter of 2026 compared to the same period of 2025 despite the lower average number of vessels. On average, 11.0 vessels were owned and operated during the second quarter of 2026 earning an average time charter equivalent rate of $20,398 per day compared to 12.0 vessels in the same period of 2025 earning on average $10,428 per day.

For the second quarter of 2026, a gain on bunkers resulted in positive voyage expenses of $1.5 million, as compared to voyage expenses of $0.8 million that mainly related to vessels repositioning between charters and expenses during operational off-hire time in the same period of 2025.

Vessel operating expenses decreased to $5.6 million for the second quarter of 2026 from $6.3 million in the same period of 2025. The decrease is mainly attributable to the decreased number of vessels operating in the second quarter of 2026 compared to the corresponding period in 2025.

During the second quarter of 2026, one vessel completed its intermediate survey in water, for a total cost of $0.1 million. During the second quarter of 2025, one vessel completed its intermediate survey in water and another one commenced her special survey with dry-dock in order to complete it during the third quarter of 2025, for a total cost of $0.4 million.

Vessel depreciation for the second quarter of 2026 was $2.9 million compared to $3.2 million for the same period of 2025 as a result of the lower number of vessels owned and operated in the second quarter of 2026.

Related party management fees for the period were $1.0 million compared to $1.1 million for the same period of 2025, due to the lower number of vessels owned and operated in the second quarter of 2026, partly offset by the adjustment for inflation in the daily vessel management fee, effective from January 1, 2026, increasing it from 850 Euros to 875 Euros and the unfavorable movement of the euro/dollar exchange rate during the period.

General and administrative expenses for the second quarter of 2026 were $0.8 million remaining at the same level as compared to the second quarter of 2025.

Interest and other financing costs for the second quarter of 2026 amounted to $1.5 million compared to $1.7 million for the same period of 2025. Interest expense during the second quarter of 2026 was lower mainly due to the decreased benchmark rates of our loans and the decreased average debt during the second quarter of 2026, as compared to the same period of last year.

For the three months ended June 30, 2026, the Company recognized a $0.36 million unrealized loss on forward freight agreement contracts. The results for the second quarter of 2025 include a $0.06 million unrealized loss and a $0.03 million realized gain on one interest rate swap.

The Company reported net income for the period of $6.9 million and net income attributable to controlling shareholders of $6.6 million, as compared to a net loss of $3.1 million and a net loss attributable to controlling shareholders of $3.07 million for the same period of 2025. The net income attributable to the non-controlling interest of $0.3 million in the second quarter of 2026 represents the income attributable to the 39% ownership of the entities owning the M/V Christos K and M/V Maria represented by NRP Project Finance AS (“NRP investors”) (the “Partnership”).

Adjusted EBITDA for the second quarter of 2026 was $11.7 million compared to $1.9 million achieved during the second quarter of 2025.

Basic and diluted earnings per share attributable to controlling shareholders for the second quarter of 2026 was $2.36 and $2.32 calculated on 2,785,936 and 2,842,782 basic and diluted weighted average number of shares outstanding, respectively, compared to a loss per share attributable to controlling shareholders of $1.12 calculated on 2,737,297 basic and diluted weighted average number of shares outstanding for the second quarter of 2025.

Excluding the effect on the net (loss) / income attributable to controlling shareholders for the quarter of the unrealized loss on derivatives, the adjusted earnings attributable to controlling shareholders for the quarter ended June 30, 2026 would have been $2.49 and $2.44 per share basic and diluted, respectively, compared to adjusted loss of $1.10 per share basic and diluted, for the quarter ended June 30, 2025. Usually, security analysts do not include the above item in their published estimates of earnings per share.

First Half 2026 Results:

For the first half of 2026, the Company reported total net revenues of $30.5 million representing a 48.8% increase over total net revenues of $20.5 million during the first half of 2025, which was mainly the result of the higher time charter rates our vessels earned during the first half of 2026 compared to the same period of 2025. On average, 11.0 vessels were owned and operated during the first half of 2026 earning an average time charter equivalent rate of $17,452 per day compared to 12.4 vessels in the same period of 2025 earning on average $8,761 per day.

For the first half of 2026, a gain on bunkers resulted in positive voyage expenses of $1.8 million. For the same period of 2025, voyage expenses, net were $2.5 million and mainly relate to vessels repositioning between charters and expenses during operational off-hire time.

Vessel operating expenses were $11.1 million for the first half of 2026, as compared to $12.8 million for the first half of 2025. The decrease is mainly attributable to the decreased number of vessels operating in the first half of 2026 compared to the corresponding period in 2025.

During the first half of 2026 one of our vessels completed its special survey with drydock which commenced in the fourth quarter of 2025 and one of our vessels completed its intermediate survey in water, for a total cost of $0.8 million. During the first half of 2025 one vessel completed its intermediate survey in water and another one commenced her special survey with dry-dock in order to complete it during the third quarter of 2025, for a total cost of $0.4 million.

Vessel depreciation for the first half of 2026 was $5.8 million compared to $6.4 million during the same period of 2025, mainly due to the lower number of vessels operating in the first half of 2026 compared to the same period of 2025.

Related party management fees for the first half of 2026 were slightly decreased to $2.1 million from $2.2 million for the same period of 2025 due to the lower average number of vessels owned and operated in the six month period of 2026 partly offset by the adjustment for inflation in the daily vessel management fee, effective from January 1, 2026, increasing it from 850 Euros to 875 Euros, and the unfavorable movement of the euro/dollar exchange rate during the period.

General and administrative expenses for the first half of 2026 were slightly increased to $1.7 million as compared to $1.6 million for the corresponding period in 2025.

On January 29, 2025, the Company signed an agreement to sell M/V Tasos, a 75,100 dwt drybulk vessel, built in 2000, for demolition, for approximately $5 million. The vessel was delivered to its buyers, an unaffiliated third party, on March 17, 2025, resulting in a gain on sale of $2.1 million. No case of vessel sale exists within the first half of 2026.

Interest and other financing costs for the first half of 2026 amounted to $3.0 million compared to $3.5 million for the same period of 2025. This decrease is mainly due to the decreased benchmark rates of our loans and the decreased average debt during the first half of 2026, as compared to the same period of last year.

For the six months ended June 30, 2026, the Company recognized a $0.4 million unrealized loss and a $0.1 million realized loss on forward freight agreement contracts. For the six months ended June 30, 2025, the Company recognized a $0.1 million realized gain and a $0.2 million unrealized loss on one interest rate swap.

The Company reported net income for the period of $7.4 million and net income attributable to controlling shareholders of $6.8 million, as compared to a net loss of $7.1 million and a net loss attributable to controlling shareholders of $6.8 million, for the first half of 2025. The net income attributable to the non-controlling interest of $0.5 million in the first half of 2026 represents the income attributable to the 39% ownership of the Partnership.

Adjusted EBITDA for the first half of 2026 was $16.6 million compared to $0.9 million achieved during the first half of 2025.

Basic and diluted earnings per share attributable to controlling shareholders for the first half of 2026 was $2.45 and $2.41, respectively, calculated on 2,791,262 and 2,837,146 basic and diluted weighted average number of shares outstanding, compared to a loss per share of $2.47 for the first half of 2025, calculated on 2,737,297 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the net (loss) / income attributable to controlling shareholders for the first half of the year of the unrealized loss on derivatives and the net gain on sale of vessel (if any), the adjusted earnings attributable to controlling shareholders for the six-month period ended June 30, 2026, would have been $2.61 and $2.57 per share basic and diluted, respectively, compared to adjusted loss of $3.17 per share basic and diluted, for the six-month period ended June 30, 2025. As previously mentioned, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,006	2018	TC until Sep-26	$20,900
XENIA	Kamsarmax	82,019	2016	TC until Oct-26	$20,000
ALEXANDROS P.	Ultramax	63,127	2017	TC until Oct-26	$30,000
CHRISTOS K***	Ultramax	63,197	2015	TC until Nov-26	$15,500
YANNIS PITTAS	Ultramax	63,243	2014	TC until Nov-26	Hire 115% of the Average Baltic Supramax S10TC index(**)
MARIA***	Ultramax	63,153	2015	TC until Aug-26	Hire 115% of the Average Baltic Supramax S10TC index(**)
GOOD HEART	Ultramax	62,996	2014	TC until Jun-27	Hire 115% of the Average Baltic Supramax S10TC index(**)
MOLYVOS LUCK	Supramax	57,924	2014	TC until Aug-26	Hire 101% of the Average Baltic Supramax S10TC index(**)
SANTA CRUZ	Panamax	76,440	2005	TC until Sep-26	$19,400
STARLIGHT	Panamax	75,611	2004	TC until Aug-26	$19,000
BLESSED LUCK	Panamax	76,704	2004	TC until Aug-26	$12,500
Total Dry Bulk Vessels	11	766,420

Vessels under construction	Type	Dwt	To be delivered
SBC XY164 (ARISTEIDIS)	Ultramax	63,500	Q2 2027
SBC XY166 (TROBONI)	Ultramax	63,500	Q3 2027
HL-B82-81 (NIKOS P)	Kamsarmax	82,000	Q1 2028
HL-B82-86 (CHRISTINA BEL)	Kamsarmax	82,000	Q2 2028
Total under construction	4	291,000

Note:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date

(**)

The average Baltic Supramax S10TC Index is an index based on ten Supramax time charter routes.

(***)

The entity owning the vessel is 61% owned by EuroDry and 39% by NRP Investors.

Summary Fleet Data:

	3 months, ended June 30, 2025	3 months, ended June 30, 2026	6 months, ended June 30, 2025	6 months, ended June 30, 2026
FLEET DATA
Average number of vessels (1)	12.0	11.0	12.4	11.0
Calendar days for fleet (2)	1,092.0	1,001.0	2,247.0	1,991.0
Scheduled off-hire days incl. laid-up (3)	8.1	-	8.1	16.3
Available days for fleet (4) = (2) - (3)	1,083.9	1,001.0	2,238.9	1,974.7
Commercial off-hire days (5)	-	-	18.1	-
Operational off-hire days (6)	7.3	0.3	18.8	2.8
Voyage days for fleet (7) = (4) - (5) - (6)	1,076.6	1,000.7	2,202.0	1,971.9
Fleet utilization (8) = (7) / (4)	99.3%	100.0%	98.4%	99.9%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	99.2%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.3%	100.0%	99.2%	99.9%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	10,428	20,398	8,761	17,452
Vessel operating expenses excl. drydocking expenses (12)	6,785	6,608	6,685	6,599
General and administrative expenses (13)	754	836	734	863
Total vessel operating expenses (14)	7,539	7,444	7,419	7,462
Drydocking expenses (15)	322	71	187	385

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days, but including days our vessels were sailing for repositioning. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Average time charter equivalent rate, or average TCE, is a metric of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. Average TCE provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, if any, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Average TCE is a standard shipping industry performance metric used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of average TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, August 6, 2026, at 9:30 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 800- 717-1738 (US Toll-Free Dial In) or +1 646-307-1865 (US and Standard International Dial In). Please quote “EuroDry” to the operator and/or conference ID 13762074.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio Webcast - Slides Presentation: There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.eurodry.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the second quarter ended June 30, 2026, will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30, 2025	Three Months Ended June 30, 2026	Six Months Ended June 30, 2025	Six Months Ended June 30, 2026

Revenues
Time charter revenue	12,014,917	18,883,154	21,801,044	32,603,231
Commissions	(736,894)	(1,181,447)	(1,314,020)	(2,111,837)
Net revenues	11,278,023	17,701,707	20,487,024	30,491,394

Operating expenses / (income)
Voyage expenses, net	788,159	(1,529,328)	2,509,350	(1,810,534)
Vessel operating expenses	6,280,377	5,587,253	12,838,729	11,056,328
Drydocking expenses	351,316	70,672	419,473	767,454
Vessel depreciation	3,215,286	2,899,470	6,430,572	5,798,940
Related party management fees	1,129,148	1,027,247	2,182,187	2,082,405
General and administrative expenses	823,767	837,083	1,648,591	1,717,310
Net gain on sale of vessel	-	-	(2,083,596)	-
Total Operating expenses, net	12,588,053	8,892,397	23,945,306	19,611,903

Operating (loss) / income	(1,310,030)	8,809,310	(3,458,282)	10,879,491

Other income / (expenses)
Interest and other financing costs	(1,740,066)	(1,535,192)	(3,527,620)	(3,035,982)
Loss on derivatives, net	(28,589)	(362,200)	(114,962)	(528,070)
Foreign exchange (loss) / gain	(35,856)	3,837	(34,763)	(6,422)
Interest income	7,944	21,355	22,859	46,400
Other expenses, net	(1,796,567)	(1,872,200)	(3,654,486)	(3,524,074)
Net (loss) / income	(3,106,597)	6,937,110	(7,112,768)	7,355,417
Net loss / (income) attributable to non-controlling interest	35,421	(349,881)	338,575	(511,747)
Net (loss) / income attributable to controlling shareholders	(3,071,176)	6,587,229	(6,774,193)	6,843,670
(Loss) / earnings per share attributable to controlling shareholders, basic	(1.12)	2.36	(2.47)	2.45
Weighted average number of shares, basic	2,737,297	2,785,936	2,737,297	2,791,262
(Loss) / earnings per share attributable to controlling shareholders, diluted	(1.12)	2.32	(2.47)	2.41
Weighted average number of shares, diluted	2,737,297	2,842,782	2,737,297	2,837,146

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2025	June 30, 2026

ASSETS
Current Assets:
Cash and cash equivalents	20,315,532	25,617,371
Trade accounts receivable, net	3,305,910	3,915,002
Other receivables	941,061	1,012,101
Inventories	1,307,731	1,220,013
Restricted cash	2,156,922	2,826,051
Derivative	84,510	-
Prepaid expenses	511,167	397,749
Total current assets	28,622,833	34,988,287

Fixed assets:
Advances for vessels under construction	14,386,560	14,395,854
Vessels, net	165,890,705	160,190,107
Long-term assets:
Restricted cash	3,200,000	2,900,000
Total assets	212,100,098	212,474,248

LIABILITIES, AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	12,009,265	21,736,765
Trade accounts payable	2,174,191	1,842,991
Accrued expenses	3,070,630	2,236,745
Deferred revenue	842,172	1,028,198
Derivatives	-	352,060
Due to related companies	627,231	181,743
Total current liabilities	18,723,489	27,378,502

Long-term liabilities:
Long term bank loans, net of current portion	90,869,277	75,650,925
Total long-term liabilities	90,869,277	75,650,925
Total liabilities	109,592,766	103,029,427

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,890,547 and 2,866,591 issued and outstanding, respectively)	28,905	28,665
Additional paid-in capital	68,551,846	68,524,158
Retained earnings	24,694,154	31,537,824
Total EuroDry Ltd. common shareholders’ equity	93,274,905	100,090,647
Non-controlling interest	9,232,427	9,354,174
Total shareholders' equity	102,507,332	109,444,821
Total liabilities and shareholders' equity	212,100,098	212,474,248

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2025	2026

Cash flows from operating activities:
Net (loss) / income	(7,112,768)	7,355,417
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	6,430,572	5,798,940
Net gain on sale of vessel	(2,083,596)	-
Amortization of deferred charges	140,013	134,148
Share-based compensation	494,250	473,214
Unrealized loss on derivatives	182,625	436,570
Changes in operating assets and liabilities	2,336,593	(1,711,071)
Net cash provided by operating activities	387,689	12,487,218

Cash flows from investing activities:
Cash paid for vessel improvements	(88,023)	(224,955)
Net proceeds from sale of vessel	4,819,195	-
Cash paid for vessel sale expenses	-	(68,048)
Cash paid for vessels under construction	(703)	(7,105)
Net cash provided by / (used in) investing activities	4,730,469	(300,108)

Cash flows from financing activities:
Contributions made by non-controlling shareholders	390,000	-
Distributions made to non-controlling shareholders	-	(390,000)
Cash paid for share repurchases	-	(501,142)
Repayment of long-term bank loans	(6,045,000)	(5,625,000)
Net cash used in financing activities	(5,655,000)	(6,516,142)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(536,842)	5,670,968
Cash, cash equivalents and restricted cash at beginning of period	11,908,595	25,672,454
Cash, cash equivalents and restricted cash at end of period	11,371,753	31,343,422

  Cash breakdown

Cash and cash equivalents	6,206,706	25,617,371
Restricted cash, current	1,615,047	2,826,051
Restricted cash, long term	3,550,000	2,900,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	11,371,753	31,343,422

EuroDry Ltd.

Reconciliation of Net (loss) / income

to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2025	Three Months Ended June 30, 2026	Six Months Ended June 30, 2025	Six Months Ended June 30, 2026
Net (loss) / income	(3,106,597)	6,937,110	(7,112,768)	7,355,417
Interest and other financing costs, net (incl. interest income)	1,732,122	1,513,837	3,504,761	2,989,582
Vessel depreciation	3,215,286	2,899,470	6,430,572	5,798,940
Unrealized loss on Forward Freight Agreement derivatives	-	362,170	-	436,570
Loss on interest rate swap derivative	28,589	-	114,962	-
Net gain on sale of vessel	-	-	(2,083,596)	-
Adjusted EBITDA	1,869,400	11,712,587	853,931	16,580,509

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net (loss) / income before interest and other financing costs, income taxes, vessel depreciation, unrealized loss on Forward Freight Agreement derivatives (“FFAs”), loss on interest rate swap derivative and net gain on sale of vessel. Adjusted EBITDA does not represent and should not be considered as an alternative to net (loss) / income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized loss on FFAs, loss on interest rate swap derivative, vessel depreciation and net gain on sale of vessel. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net (loss) / income attributable to controlling shareholders to Adjusted net (loss) /income attributable to controlling shareholders

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2025	Three Months Ended June 30, 2026	Six Months Ended June 30, 2025	Six Months Ended June 30, 2026
Net (loss) / income attributable to controlling shareholders	(3,071,176)	6,587,229	(6,774,193)	6,843,670
Unrealized loss on derivatives	57,402	362,170	182,625	436,570
Net gain on sale of vessel	-	-	(2,083,596)	-
Adjusted net (loss) / income attributable to controlling shareholders	(3,013,774)	6,949,399	(8,675,164)	7,280,240
Adjusted (loss) / earnings per share attributable to controlling shareholders, basic	(1.10)	2.49	(3.17)	2.61
Weighted average number of shares, basic	2,737,297	2,785,936	2,737,297	2,791,262
Adjusted (loss) / earnings per share attributable to controlling shareholders, diluted	(1.10)	2.44	(3.17)	2.57
Weighted average number of shares, diluted	2,737,297	2,842,782	2,737,297	2,837,146

Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders Reconciliation:

EuroDry Ltd. considers Adjusted net (loss) / income attributable to controlling shareholders, to represent net (loss) / income before net gain on sale of vessel and unrealized loss on derivatives, which includes FFAs and interest rate swaps. Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized  loss on derivatives and net gain on sale of vessel, which may significantly affect results of operations between periods.

Adjusted net (loss) /income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders do not represent and should not be considered as an alternative to net (loss) / income attributable to controlling shareholders or (loss) / earnings per share attributable to controlling shareholders, as determined by GAAP. The Company's definition of Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders may not be the same as that used by other companies in the shipping or other industries. Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd. into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters.

The Company has a fleet of 11 vessels, including 3 Panamax drybulk carriers, 5 Ultramax drybulk carrier, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 11 drybulk carriers have a total cargo capacity of 766,420 dwt. After the delivery of two Ultramax vessels in 2027 and the delivery of the two Kamsarmax vessels in 2028, the Company’s fleet will consist of 15 vessels with a total carrying capacity of 1,057,420 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com